+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Integrated Media Technology Limited (Formerly China Integrated Media Corporation Limited)

ABN	Quarter ended ("current quarter")
98 132 653 948	30 September 2017

Consolidated statement of cash flows			Current quarter $A'000	Year to date (9 months) $A'000
1.	**Cash flows from operating activities**			
1.1	Receipts from customers		5,207	10,161
1.2	Payments for			
	(a)	research and development	(187)	(815)
	(b)	product manufacturing and operating costs	(422)	(2,250)
	(c)	advertising and marketing	-	-
	(d)	leased assets	-	-
	(e)	staff costs	(653)	(2,445)
	(f)	administration and corporate costs	(629)	(2,009)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		1	2
1.5	Interest and other costs of finance paid		(10)	(30)
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		86	291
1.8	Other (provide details if material)		-	-
1.9	**Net cash from / (used in) operating activities**		**3,393**	**2,905**

2.	**Cash flows from investing activities**			
2.1	Payments to acquire:			
	(a)	property, plant and equipment	(9)	(24)
	(b)	businesses (see item 10)	-	-
	(c)	investments	-	-

Consolidated statement of cash flows		Current quarter $A'000	Year to date (9 months) $A'000
	(d) intellectual property	-	(388)
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:		
	(a) property, plant and equipment	-	-
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Loans repaid by other entities	-	-
2.6	**Net cash from / (used in) investing activities**	**(9)**	**(412)**

3.	**Cash flows from financing activities**		
3.1	Proceeds from issues of shares	-	-
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	-	-
3.5	Proceeds from borrowings	10	5,083
3.6	Repayment of borrowings	(2,182)	(5,527)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	**Net cash from / (used in) financing activities**	**(2,172)**	**(444)**

4.	**Net increase / (decrease) in cash and cash equivalents for the period**		
4.1	Cash and cash equivalents at beginning of quarter/year to date	1,853	1,037
4.2	Net cash from / (used in) operating activities (item 1.9 above)	3,393	2,905
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(9)	(412)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(2,172)	(444)

Consolidated statement of cash flows		Current quarter $A'000	Year to date (9 months) $A'000
4.5	Effect of movement in exchange rates on cash held	(10)	(31)
4.6	**Cash and cash equivalents at end of quarter**	**3,055**	**3,055**

5.	**Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	**Current quarter $A'000**	**Previous quarter $A'000**
5.1	Bank balances	3,401	2,521
5.2	Call deposits	-	-
5.3	Bank overdrafts	(346)	(668)
5.4	Other (provide details)	-	-
5.5	**Cash and cash equivalents at end of quarter (should equal item 4.6 above)**	**3,055**	**1,853**

6.	**Payments to directors of the entity and their associates**	**Current quarter $A'000**
6.1	Aggregate amount of payments to these parties included in item 1.2	6
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	Nil

6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Payment of directors' fees

7.	**Payments to related entities of the entity and their associates**	**Current quarter $A'000**
7.1	Aggregate amount of payments to these parties included in item 1.2	Nil
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	Nil

7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

Nil

8.	**Financing facilities available** *Add notes as necessary for an understanding of the position*	**Total facility amount at quarter end $A'000**	**Amount drawn at quarter end $A'000**
8.1	Loan facilities	817	817
8.2	Credit standby arrangements	817	346
8.3	Other (please specify)	849	849

8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

It represented the amount due to our ultimate holding company, Marvel Finance Limited, which is unsecured and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate.

9.	**Estimated cash outflows for next quarter**	**$A'000**
9.1	Research and development	500
9.2	Product manufacturing and operating costs	600
9.3	Advertising and marketing	-
9.4	Leased assets	-
9.5	Staff costs	900
9.6	Administration and corporate costs	700
9.7	Other (provide details if material)	-
9.8	**Total estimated cash outflows**	**2,700**

10.	**Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)**	**Acquisitions**	**Disposals**
10.1	Name of entity	Nil	Nil
10.2	Place of incorporation or registration	Nil	Nil
10.3	Consideration for acquisition or disposal	Nil	Nil
10.4	Total net assets	Nil	Nil
10.5	Nature of business	Nil	Nil

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Sign here: *./S/ Herbert Ying Chiu LEE* .... Date: *31 October 2017* ....
(Director/Company secretary)

Print name: Herbert Ying Chiu LEE ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.
2. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, *AASB 107: Statement of Cash Flows* apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.